



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tranz Rail Holdings Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
Toll Group (NZ) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
Redeemable Restricted Shares
Share Options
(Title of Class of Subject Securities)

Matthew Walsh – Company Secretary
Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Corner Northcote and Taharto Roads
Takapuna
Auckland, New Zealand
Telephone: +64 9 270 5049
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
125 Broad St
New York, New York 10004

July 29, 2003
(Date Tender Offer/Rights Offering Commenced)

MELBOURNE:42584.3

Part I - Home Jurisdiction Documents

Attachments:

None.

Part II - Information not Required to be sent to Security Holders

Exhibits:

(1) Press release filed with the New Zealand Stock Exchange on August 7, 2003.

(2) Press release filed with the New Zealand Stock Exchange on August 1, 2003.

Part III – Consent to Service of Process

Filed with original Form C-B.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of **TOLL HOLDINGS LIMITED**



By: ____________________
Name: Bernard McInerney
Title Secretary



____
Name: Paul Little
Title: Director

TOLL GROUP (NZ) LIMITED
Signed by its authorised representative:



By: : ____________________
Name: Paul Little
Title: Director

Exhibit 1

7 August 2003
News release

TOLL'S AGREEMENT WITH CROWN OVER TRANZ RAIL "EXCLUSIVE"

Toll Holdings today confirmed that their arrangement with the Crown over Tranz Rail is an exclusive agreement.

The Australian integrated logistics company reinforced its commitment to the rail network following yesterdays ruling from the Takeovers Panel.

The Takeovers Panel ruled that Toll was not in breach of the Takeovers Code by entering into an exclusive agreement with the Crown.

Managing Director Paul Little said Toll is the only company who has come forward who has a fully integrated logistics capability, the operational experience and the financial capacity to turn Tranz Rail around.

"We worked hard to negotiate a deal with the Government that meets its desire to return the tracks to public ownership, while allowing us to invest in making the company viable.

"Anyone else could have tried to reach a similar agreement with the Government, but they didn't.

"At the current time, there is no other company willing to make the level of investment in Tranz Rail that we are committed to.

"If our bid fails, shareholders are faced with a highly unstable situation and a very uncertain future.

"We believe our offer is fair and is in the best interests of shareholders," said Little.

Shareholders have until 29 August 2003 to accept the Toll offer.

- ends -

For further information please call: Paul Little, Managing Director, Toll Holdings. Phone 00 61 3 9694 2820.

Exhibit 2

31 July 2003
News release

TRANZ RAIL DIRECTORS FAIL SHAREHOLDERS SAYS TOLL

Advice given to TranzRail shareholders by the board today can only be described as "irresponsible" according to Toll Holdings managing director Paul Little.

"Directors have advised shareholders not to accept the 95 cent Toll offer - with one of the reasons given that they are doing all they can to encourage superior offers and alternatives.

"Telling shareholders to turn down 95 cents on the off -chance that directors can magic up another bidder who may be prepared to offer more is nonsense.

"The directors appear to be acting in their own self interest - with no regard to shareholders who only a matter of months ago saw their shares fall to 40 cents under the direction of this same board and its management.

"Their advice lacks credibility and more importantly takes no account of the consequences to shareholders if the Toll bid does not go ahead.

"If there is another bidder say so and if there isn't then they should be mindful of their responsibilities to act in the best interest of those they represent."

- ends -

For further information please call: Paul Little, Managing Director, Toll Holdings.
Phone 00 61 418 335 053.